                                                                                                      Exhibit 99.3

[Canton herald]  Handelsregister des Kantons Basel-Stadt Hauptregister

Firmennumer             Rechtsnatur                     Eintragung              Loschung        Uebertrag
                                                                                                von:
CH-270.3.002.356-5      Aktiengesellschaft              24.04.1996                              auf:            1

Alle Eintragungen

Ei  Lo  Firma                                                                           Ref     Sitz
-----------------------------------------------------------------------------------     ---------------------------
 1      Ciba SC Holding AG                                                               1       Basel
 1   4  (Ciba SC Holding Inc.)
 4      Ciba Spezialitatenchemie Holding AG
 4      (Ciba Specialites Chimiques Holding SA)  (Ciba Specialty Chemicals Holding
        Inc.)

Ref  Aktienkapital (CHF)   Liberierung (CHF)    Aktien-Stuckelung                       Ref     Adresse der Firma
-----------------------------------------------------------------------------------     ---------------------------
 1          250'000.--          250'000.--          25'000 Namenaktien zu CHF 10.--      1      Klybeckstr. 141
 4          250'010.--          250'010.--          25'001 Namenaktien zu CHF 10.--             4057 Basel
 8      721'301'170.--      721'301'170.--      72'130'117 Namenaktien zu CHF 10.--
29      649'171'053.--      649'171'053.--      72'130'177 Namenaktien zu CHF 9.--
30                                              72'130'117 Namenaktien zu CHF 9.--
36      432'780'702.--      432'780'702.--      72'130'117 Namenaktien zu CHF 6.--
38      212'479'851.--      212'479'851.--      70'826'617 Namenaktien zu CHF 3.--

Ref  PS-Kapital    (CHF)   Liberierung (CHF)    Partizipationsscheine
-----------------------------------------------------------------------------------




                                                                                                  [Seal of
                                                                                             Handelsregisteramt
                                                                                               *Basel-Stadt*]

Ei  Lo  Zweck                                                                           Ref
-----------------------------------------------------------------------------------     ---------------------------
 1   8  Beteiligung an Unternehmen, die insbesondere auf dem Gebiet der
        Spezialitatenchemie oder auf verwandten Gebieten tatig sind. Die
        Gesellschft ist berechtigt, Liegenschaften und Immaterialguterrechte zu erwerben, zu verwerten und zu verkaufen.
 8      Erwerb, Halten und Verausserung von Unternehmen unter anderem mit
        Tatigkeitsbereichen auf dem Gebiet der Spezialitatenchemie. Die
        Gesellschaft kann Liegenschaften und Immaterialguterrechte erwerben, verwerten und verkaufen sowie andere Gesellschaften finanzieren.

Ei  Lo  Bemerkungen                                                                     Ref     Statutendatum
-----------------------------------------------------------------------------------     ---------------------------
 1   4  Mitteilungen an die Aktionare: Schriftlich oder SHAB.                            1      17.04.1996
 8      Vinkulierung. Die Ubertragbarkeit der Namenaktien ist nach Massgabe              4      17.12.1996
        der Statuten beschrankt.                                                         8      12.02.1997
29  31  Herabsetzung des Nennwerts der 72'130'177 Namenaktien zu CHF 10.-- auf           8      18.02.1997
        CHF 9.-- (Ruckzahlung). Beachtung der gesetzlichen Vorschriften gemass          13      20.04.1998
        Art. 734 OR durch offentliche Urkunde vom 05.06.2002 festgestellt.              17      13.04.2000
31      Herabsetzung des Nennwerts der 72'130'117 Namenaktien zu CHF 10.-- auf          28      22.03.2002
        CHF 9.-- (Ruckzahlung). Beachtung der gesetzlichen Vorschriften gemass          29      22.03.2002
        Art. 734 OR durch offentliche Urkunde vom 05.06.2002 festgestellt.              35      06.03.2003
36      Herabsetzung des Nennwerts der 72'130'117 Namenaktien zu CHF 9.-- auf           36      06.03.2003
        CHF 6.-- (Ruckzahlung). Beachtung der gesetzlichen Vorschriften gemass
        Art. 734 OR durch offentliche Urkunde vom 15.05.2003 festgestellt.
38      Vernichrung von 1'303'500 im Rahmen eines Aktienruckkaufprogrammes erworbenen eigenon Namenaktien zu CHF 6.-- sowic Herabsetzung des
        Nennwerts der restlichen 70'826'617 Namenaktien zu CHF 6.-- auf CHF 3.--
        (Ruckzahlung). Beachtung der gesetzlichen Vorschriften gemaas Art. 734 OR durch offentliche Urkunde vom 06.05.2004 festgestellt.

Ei  Lo  Sacheinlagen, Sachubernahmen, beso Vorteile, Genussscheine                      Ref     Publikationsorgan
-----------------------------------------------------------------------------------     ---------------------------
 4      Sacheinlage: Einen Teil der Aktiven im Betrag von CHF 1'643'543'056.             1      SHAB
        -- und einen Teil der Passiven im Betrag von 126'000'000.-- der
        "CIBA-GEIGY AG", in Basel, gemass Sacheinlagevertrag vom 17.12.1996 und Ausgliederungsbilanz per 1.1.1996 zum Preis von 1'517'543'056.--,
        wofur 1 Namenaktie zu CHF 10.-- ausgegeben wird. Diese Aktie wird der
        "CIBA-GEIGY AG" zugeteilt. Der Rest des Aktivenuberschusses von CHF
        1'517'543'046 wird als Agio den Reserven der "Ciba Spezialitatenchemie
        Holding AG" gutgeschrieben.
 4      Beabsichtigte Sachubernahme: Zum Bereich der Spezialitatenchemie
        gehorende Aktiven und Passiven der "CIBA-GEIGY AG", in Basel, zum
        Preis von hochstens CHF 1'477'804'000.--.

Ei  Lo  Zweigniederlassung   Ei  Lo  Zweigniederlassung   Ei  Lo  Zweigniederlassung    Ei  Lo  Zweigniederlassung
-------------------------------------------------------------------------------------------------------------------


[Canton herald]  Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5      Ciba Spezialitatenchemie Holding AG                                     Basel            2

Alle Eintragungen


Zei  Ref     TB-Nr   TB-Datum     SHAB   SHAB-Datum  Seite   Zei  Ref     TB-Nr   TB-Datum     SHAB   SHAB-Datum  Seite

SE    1       1955  24.04.1996       87  06.05.1996  2580    TA   21       5551  17.11.2000      231  27.11.2000  8060
SB    2       3755  12.08.1996      161  21.08.1996  5040    JO   22         52  03.01.2001        6  10.01.2001   202
PN    3       6266  06.12.1996      248  20.12.1996  7928    TA   23       1446  05.03.2001       49  12.03.2001  1834
TH    4       6484  17.12.1996        3  08.01.1997    71    TA   24       1483  06.03.2001       51  14.03.2001  1899
SE    5        180  09.01.1997       15  24.01.1997   516    SE   25       3317  15.06.2001      119  22.06.2001  4693
SB    6        775  04.02.1997       33  19.02.1997  1124    BR   26       4648  24.08.2001      168  31.08.2001  6737
SB    7        945  13.02.1997       39  27.02.1997  1334    SB   27       1200  05.03.2002       49  12.03.2002     6
TH    8       1027  18.02.1997       41  03.03.1997  1418    BR   28       1683  27.03.2002       65  05.04.2002     5
AC    9       1429  13.03.1997       59  27.03.1997  2099    KU   29       2988  17.06.2002      119  24.06.2002     6
JO   10       3684  08.07.1997      136  18.07.1997  5108    KU   30   B   3146  24.06.2002      124  01.07.2002     7
PN   11   B   4783  25.08.1997      166  01.09.1997  6415    KU   31   B   3389  03.07.2002  B   131  10.07.2002     6
JO   12       1600  03.04.1998       70  14.04.1998  2486    SB   32       4015  06.08.2002      154  13.08.2002     4
PN   13       2290  13.05.1998       96  20.05.1998  3434    SB   33       4355  26.08.2002      168  02.09.2002     5
SC   14       3372  09.07.1998      135  16.07.1998  4951    SB   34       5392  17.10.2002      206  24.10.2002     4
ME   15       2778  23.06.1999      124  30.06.1999  4385    KU   35       1591  10.03.2003       51  17.03.2003     4
TH   16   B   3007  05.07.1999  B   132  12.07.1999  4728    SB   36       3014  15.05.2003  (GENEHMIGUNG EHRA)
TH   17       1931  17.04.2000       81  26.04.2000  2784
TA   18       2236  08.05.2000       94  15.05.2000  3263
JO   20       2357  15.05.2000       99  22.05.2000  3449
TA   21       5551  17.11.2000      231  27.11.2000  8060

Ei  Ae  Lo      Personalangaben                                                      Funktion                Zeichnungsart
----------------------------------------------------------------------------------------------------------------------------------
 1      8m      Meyer, Dr. Rolf A., von Wohlen AG, in Basel                          Mitglied des Ver-       Einzelunterschrift
                                                                                     waltungsrates
 1              Dettwiler, Max, von Reigoldswil, in Buckten                                                  Kollektivunterschrift
                                                                                                             zu zweien
 1     18       Jacobi, Dr. Michael, deutscher Staatsangehoriger, in                                         Kollektivunterschrift
                Munchenstein                                                                                 zu zweien
 1      9m      Muller, Dr. Hans Ulrich, von Winterthur, in Hofstetten SO                                    Kollektivunterschrift
                                                                                                             zu zweien
 1     21       Rudolf, Dr. Peter, von Basel und Rietheim, in Basel                                          Kollektivunterschrift
                                                                                                             zu zweien
 1     14       Rupprecht, Peter, von Basel, in Aesch BL                                                     Kollektivunterschrift
                                                                                                             zu zweien
 1     27       Sidler, Dr. Peter, von Luzern in Allschwil                                                   Kollektivunterschrift
                                                                                                             zu zweien
 1     32       Arthur Anderson AG, in Zurich                                        Revisionsstelle
 2     12       Altherr, Ernst, von Trogen in Binningen                                                      Kollektivunterschrift
                                                                                                             zu zweien
 2              Fontanilles, Ariane, von Basel, in Arlesheim                                                 Kollektivunterschrift
                                                                                                             zu zweien
 2     27       Gerny, Franz, von Trimbach, in Oberwil BL                                                    Kollektivunterschrift
                                                                                                             zu zweien
 2              Kleewein, Dr. Walter, osterreichischer Staatsangehoriger, in                                 Kollektivunterschrift
                Hofstetten SO                                                                                zu zweien
 2              Schluep, Dr. Hans-Peter, von Davos, in Oberwil BL                                            Kollektivunterschrift
                                                                                                             zu zweien
 2     15       Vodicka, Dr. Hermann, osterreichischer Staatsangehoriger, in                                 Kollektivunterschrift
                Dornach                                                                                      zu zweien
 2              Wittlin, Hans-Peter, von Oberwil BL, in Basel                                                Kollektivunterschrift
                                                                                                             zu zweien
 3              Hasler, Werner, von Basel, in Reinach BL                                                     Kollektivunterschrift
                                                                                                             zu zweien
 3              Mackensen, Dr. Georg, deutscher Staatsangehoriger, in                                        Kollektivunterschrift
                Binningen                                                                                    zu zweien
 3              Richter, Dr. Helmut, osterreichischer Staatsangehoriger, in                                  Kollektivunterschrift
                Ettingen                                                                                     zu zweien
 3     24       Roueche, Dr. Armand, von Lugnez, in Bottmingen                                               Kollektivunterschrift
                                                                                                             zu zweien
 3              Szele, Dr. Ivanka, von Basel, in Allschwil                                                   Kollektivunterschrift
                                                                                                             zu zweien
 3              Zietzling, Dr. Jorg, deutscher Staatsangehoriger, in Reinach                                 Kollektivunterschrift
                BL                                                                                           zu zweien
 5     18       Strub, Oliver, von Laufelfingen, in Arlesheim                                                Kollektivunterschrift
                                                                                                             zu zweien
 6     15       Bossart, Werner, von Seltisberg und Kriens, in Basel                [Seal of                 Kollektivunterschrift
                                                                                Handelsregisteramt           zu zweien
 6     18       Burgin, Peter, von Riehen und Ettingen, in Basel                   *Basel-Stadt*]            Kollektivunterschrift
                                                                                                             zu zweien
 6     21       Cheesmond, John, britischer Staatsangehoriger, in Binningen                                  Kollektivunterschrift
                                                                                                             zu zweien
 6     15       Dittes, Dr. Werner, von Winterthur, in Frenkendorf                                           Kollektivunterschrift
                                                                                                             zu zweien
 6              Kurz, Peter, von Basel, in Bottmingen                                                        Kollektivunterschrift
                                                                                                             zu zweien
 6              Meier, Niklaus, von Willisau Land, in Allschwil                                              Kollektivunterschrift
                                                                                                             zu zweien

        Basel, 19.05.2003 07:33                 Fortsetzung auf der folgenden Seite 3

[Canton herald]  Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5       Ciba Spezialitatenchemie Holding AG                                     Basel            3

Alle Eintragungen

Ei  Ae  Lo      Personalangaben                                                      Funktion                Zeichnungsart
----------------------------------------------------------------------------------------------------------------------------------
 6     33       Neubeck, Dr. Reinhard, deutscher Staatsangehoriger, in                                       Kollektivunterschrift
                Lorrach (D)                                                                                  zu zweien
 6              Riediker, Dr. Martin, von Rorbas, in Seltisberg                                              Kollektivunterschrift
                                                                                                             zu zweien
 6     15       Schutz, Dr. Peter, von Sumiswald, in Riehen                                                  Kollektivunterschrift
                                                                                                             zu zweien
 6     23       Schwitzguebel, Dr. Jean-Luc, von Rougement und Saanen, in                                    Kollektivunterschrift
                Pfeffingen                                                                                   zu zweien
 6     25       Staub, Norbert, von Menzingen, in Unterageri                                                 Kollektivunterschrift
                                                                                                             zu zweien
 7     18       Ballmer, Steven, von Lausen, in Aesch BL                                                     Kollektivunterschrift
                                                                                                             zu zweien
    8   9m      Meyer, Dr. Rolf A., von Wohlen AG, in Bach SZ                        Mitglied des Ver-       Einzelunterschrift
                                                                                     waltungsrates
    9  21       Meyer, Dr. Rolf A., von Wohlen AG, in Bach SZ                        Prasident und Dele-     Kollektivunterschrift
                                                                                     gierter des Verwal-     zu zweien
                                                                                     tungsrates
 9     15       Tschopp, Dr. Theodor M., von Waldenburg, in Zollikon                 Vizeprasident des       Kollektivunterschrift
                                                                                     Verwaltungsrates        zu zweien
 9     16       Vodicka, Dr. Hermann, osterreichischer Staatsangehoriger, in         Mitglied des Ver-       Kollektivunterschrift
                Dornach                                                              waltungsrates           zu zweien
 9     15m      Heri, Erwin W., von Biberist, in Raterschen                          Mitglied des Ver-       ohne Zeichnungsbe-
                                                                                     waltungsrates           rechtigung
 9              Hohler, Gertrud, deutsche Staatsangehorige, in Berlin (D)            Mitglied des Ver-       ohne Zeichnungsbe-
                                                                                     waltungsrates           rechtigung
 9              Lehn, Jean-Marie P., franzosischer Staatsangehoriger, in             Mitglied des Ver-       ohne Zeichnungsbe-
                Strasbourg (F)                                                       waltungsrates           rechtigung
 9              Littmann, Peter, deutscher und tschechischer                         Mitglied des Ver-       ohne Zeichnungsbe-
                Staatsangehoriger, in Stuttgart (D)                                  waltungsrates           rechtigung
 9     15m      Meyer, Armin, von Zurich, in Hausen bei Brugg                        Mitglied des Ver-       ohne Zeichnungsbe-
                                                                                     waltungsrates           rechtigung
    9           Muller, Dr. Hans-Ulrich, von Winterthur, in Hofstetten SO            Sekretar                Kollektivunterschrift
                                                                                     (Nichtmitglied)         zu zweien
10              Currie, Dr. Leslie J.R., britischer Staatsangehoriger, in                                    Kollektivunterschrift
                Witterswil                                                                                   zu zweien
10     25       Sorg, Peter, von Basel und Mellingen, in Muttenz                                             Kollektivunterschrift
                                                                                                             zu zweien
   15  21m      Meyer, Armin, von Zurich, in Hausen bei Brugg                        Vizeprasident des       Kollektivunterschrift
                                                                                     Verwaltungsrates        zu zweien
   15           Heri, Erwin W., von Biberist, in Raterschen                          Mitglied des Ver-       Kollektivunterschrift
                                                                                     waltungsrates           zu zweien
15     21m      Feller, Kurt, von Thun, in Wollerau                                  Mitglied des Ver-       ohne Zeichnungsbe-
                                                                                     waltungsrates           rechtigung
15              Sigg, Dr. Ulrich, von Dorflingen, in Mauensee                        Mitglied des Ver-       ohne Zeichnungsbe-
                                                                                     waltungsrates           rechtigung
15     18       Born, Esther, von Basel, in Aesch BL                                                         Kollektivunterschrift
                                                                                                             zu zweien
15              Florin Muller, Sabine, von Unterkulm und Klosters-Serneus,                                   Kollektivunterschrift
                in Muttenz                                                                                   zu zweien
15     24m      Grossmann, Carmen, von Kusnacht ZH, in Oberwil BL                                            Kollektivunterschrift
                                                                                                             zu zweien
15     21m      Naef Meyer, Monika E., von Hausen am Albis und Aarau und                                     Kollektivunterschrift
                Dintikon, in Binningen                                                                       zu zweien
15              Petitpierre, Dr. Daniel, von Neuchatel und Couvet, in                                        Kollektivunterschrift
                Therwil                                                                                      zu zweien
   18           Ballmer, Steven, von Lausen, in Bottmingen                          [Seal of                 Kollektivunterschrift
                                                                                Handelsregisteramt           zu zweien
   18  21       Born, Esther, von Basel, in Basel                                  *Basel-Stadt*]            Kollektivunterschrift
                                                                                                             zu zweien
   18           Burgin, Peter, von Riehen und Ettingen, in Riehen                                            Kollektivunterschrift
                                                                                                             zu zweien
   18           Jacobi, Dr. Michael, deutscher Staatsangehoriger, in                                         Kollektivunterschrift
                Binningen                                                                                    zu zweien
   18  21m      Strub, Oliver, von Laufelfingen, in Reinach BL                                               Kollektivunterschrift
                                                                                                             zu zweien
20              Bucher, Thomas, von Gurbru, in Mohlin                                                        Kollektivunterschrift
                                                                                                             zu zweien
   21  22m      Meyer, Dr. Armin, von Zurich, in Erlenbach ZH                        Prasident des Ver-      Kollektivunterschrift
                                                                                     waltungsrates           zu zweien
   21  24m      Feller, Kurt, von Thun, in Wollerau                                  Vizeprasident des       ohne Zeichnungsbe-
                                                                                     Verwaltungsrates        rechtigung
   21           Naef Meyer, Monika E., von Hausen am Albis und Aarau und                                     Kollektivunterschrift
                Dintikon, in Biel-Benken                                                                     zu zweien
                Strub, Oliver, von Laufelfingen, in Munchenstein                                             Kollektivunterschrift
                                                                                                             zu zweien



        Basel, 19.05.2003 07:33                 Fortsetzung auf der folgenden Seite 4

[Canton herald]  Handelsregister des Kantons Basel-Stadt Hauptregister

CH-270.3.002.356-5      Ciba Spezialitatenchemie Holding AG                                     Basel           4

Alle Eintragungen

Ei  Ae  Lo      Personalangaben                                                      Funktion                Zeichnungsart
----------------------------------------------------------------------------------------------------------------------------------
   22           Meyer, Dr. Armin, von Zurich, in Erlenbach ZH                        Prasident und Dele-     Kollektivunterschrift
                                                                                     gierter des Verwal-     zu zweien
                                                                                     tungstrates
   24           Feller, Kurt, von Thun, in Wollerau                                  Vizeprasident des       Kollektivunterschrift
                                                                                     Verwaltungsrates        zu zweien
   24           Grossmann, Carmen, von Kusnacht ZH, in Munchenstein                                          Kollektivunterschrift
                                                                                                             zu zweien
25              Angerer, Dr. Hermann, von Biel-Benken in Allschwil                                           Kollektivunterschrift
                                                                                                             zu zweien
25              Biedermann, Christoph Josef, von Dottingen, in Zurich                                        Kollektivunterschrift
                                                                                                             zu zweien
25     32m      Garrett, Mark, australischer Staatsangehoriger, in Hockessin                                 Kollektivunterschriftt
                (Delaware, USA)                                                                              zu zweien
25     27       Geiger, Niklaus, von Basel und Wittnau, in Oberwil BL                                        Kollektivunterschrift
                                                                                                             zu zweien
25              Loffler, Dr. Reiner, deutscher Staatsangehoriger, in                                         Kollektivunterschrift
                Rheinfelden (D)                                                                              zu zweien
25              Meyer, Dr. Felix Kurt, von Buttisholz, in Binningen                                          Kollektivunterschrift
                                                                                                             zu zweien
25              Moore Schaub, Karin Ursula, von Binningen, in Oberwil BL                                     Kollektivunterschrift
                                                                                                             zu zweien
25              Muller, Harry, deutscher Staatsangehoriger, in Adliswil                                      Kollektivunterschrift
                                                                                                             zu zweien
25              Schlange, Dr. Tim Gunnar, deutscher Staatsangehoriger, in                                    Kollektivunterschrift
                Basel                                                                                        zu zweien
25       27     Tschannen, Andreas, von Basel und Radelfingen, in Basel                                      Kollektivunterschrift
                                                                                                             zu zweien
26              Bernhardt, Dr. Wofgang, deutscher Staatsangehoriger, in                                      Kollektivunterschrift
                Herrischried (D)                                                                             zu zweien
26              Upschulte, Dr. Manfred, deutscher Staatsangehoriger, in                                      Kollektivunterschrift
                Lorrach (D)                                                                                  zu zweien
27              Cummins, Brendan, irischer Staatsangehoriger, in Binningen                                   Kollektivunterschrift
                                                                                                             zu zweien
27              Kamm, Balthasar Karl, von Filzbach, in Reinach BL                                            Kollektivunterschrift
                                                                                                             zu zweien
27              Lindner, Dr. Anton, deutscher Staatsangehoriger, in                                          Kollektivunterschrift
                Neuenburg (D)                                                                                zu zweien
27              Mighali, Luca, italienischer Staatsangehoriger, in Allschwil                                 Kollektivunterschrift
                                                                                                             zu zweien
27              Streckeisen, Karin, von Basel, in Muttenz                                                    Kollektivunterschrift
                                                                                                             zu zweien
   32           Garrett, Mark, australischer Staatsangehoriger, in Basel                                     Kollektivunterschrift
                                                                                                             zu zweien
32              Ernest & Young AG, in Zurich                                         Revsionsstelle
33              Lochle, Michael, duetscher Staatsangehoriger, in Magden                                      Kollektivunterschrift
                                                                                                             zu zweien
34              Penepent, Paul, Burger der USA, in Binningen                                                 Kollektivunterschrift
                                                                                                             zu zweien
34              Saxer, Beat, von Hagglingen, in Brugg                                                        Kollektivunterschrift
                                                                                                             zu zweien
35              OBT AG, in Zurich                                                    Revisionsstelle mit
                                                                                     begrenztem Mandat
                                                                                     fur die Prufung von
                                                                                     Kapitalerhohungen
   37           Currie, Dr. Leslie J.R., britischer Straatsangehoriger, in                                   Kollektivunterschrift
                Hofstetten So                                                                                zu zweien
37              Perregaux Bucher, Michele, von Les Geneveys-sur-Coffrane,                                    Kollektivunterschrift
                Kusnacht ZR und Entlebuch, in Luzern                                                         zu zweien
----------------------------------------------------------------------------------------------------------------------------------

         Basel, 10.05.2004 07:04                              Dieser Auszug aus dem kantonalen Handelsregister hat ohne die neben-
                                                              stehende Originalbeglaubigung keine Gultigkeit. Er enthalt alle ge-
                                                              genwartig fur diese Firma gultigen Eintragungen sowie allfallig gestrichenen Eintragungen. Dieser Auszug wurde vor Publikation im Schweizerischen Handelsamtsblatt und nach Genehmigung der letzten
                                                              Eintragung durch das Eidg. Amt fur das Handelsregister ausgestellt.



              [Seal of Handelsregisteramt         Handelsregisteramt Basel-Stadt
                     *Basel-Stadt*]
